U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 001-13387
CUSIP Number: 007737109

NOTICE OF LATE FILING
(Check One):

[ X ] Form 10-K     [_]  Form 20-F     [_] Form 11-K     [_] Form 10-Q     [_] Form 10-D [_] Form N-CEN
[_] Form N-CSR

For Period Ended: December 31, 2020

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I--Registrant Information

          Full Name of Registrant:           AEROCENTURY CORP.

          Former Name if Applicable:

          Address of Principal Executive Office (Street and Number):  1440 CHAPIN AVENUE, SUITE 310 BURLINGAME CA 94010

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.   (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period because the significant effort in preparing for the filing of the voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware on March 29, 2021 required a dedication of Registrant personnel and resources that precluded the Registrant from completing the coordination and review of its financial statements for the reporting period by the Registrant’s auditors.

Part IV--Other Information

    (1) Name and telephone number of person to contact in regard to this notification:  Timothy Harris (650-813-5784

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X ] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes   [  ] No
If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The registrant anticipates that the unaudited results of operations for the fiscal year ended December 31, 2020 will reflect a pre-tax loss of approximately $45.8 million and an after-tax loss of approximately $42.2 million, whereas results of operations for the fiscal year ended December 31, 2019 reflected a pre-tax loss of approximately $21.2 million and an after-tax loss of approximately $16.7 million. The greater losses in fiscal 2020 resulted mostly from reduced operating lease and maintenance revenue in fiscal 2020 as compared to fiscal 2019.

AEROCENTURY CORP.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2021	By: /s/ Harold M. Lyons
Harold M. Lyons, SVP Finance, and CFO